ANVEX INTERNATIONAL, INC.
8551 W. Sunrise Boulevard, Suite 304
Plantation, Florida 33322

March 29, 2012

Via EDGAR
Jeffrey Riedler, Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	Request for Extension to File Response Form 8-K Filed February 13, 2012 File No. 333-173039

Dear Mr. Riedler,

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated March 9, 2012 regarding the above referenced filings. Please accept this correspondence as a request for an extension to provide the Commission with our response to the Comment Letter. Accordingly, the Company will respond to the Commission’s comment letter no later than Friday, April 6, 2012.

Thank you for your attention to this matter.

Sincerely,

/s/ Andrea Clark
Anvex International, Inc.
Name: Andrea Clark
Title: Chief Executive Officer